FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Supplementing the Preliminary Prospectus Supplement dated April 14, 2010
Registration Statement No. 333-164786
Dated April 26, 2010
This free writing prospectus supersedes the free writing prospectus previously filed by the Company at 3:00PM (EDT) on April 23, 2010
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement is for information purposes only and does not constitute an invitation or offer to the public in Hong Kong to acquire, purchase or subscribe for any securities.
The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Oppenheimer & Co. Inc. by telephone at (1) 212.667.8563, or by email at equityprospectus@opco.com.
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
 (Stock Code: 1137)
PROPOSED OFFERING OF ADDITIONAL
AMERICAN DEPOSITARY SHARES
AND
RESUMPTION OF TRADING

This announcement is made pursuant to Rule 13.09 of the Listing Rules.
Reference is made to the announcement of the Company dated 15 April 2010, and the Company’s Overseas Regulatory Announcements dated 23 April 2010 in respect of the ADR Offering.
The Board is pleased to announce that on 23 April 2010, the Company entered into the Underwriting Agreement with the Underwriters in connection with the ADR Offering.

Pursuant to the Underwriting Agreement,
(i)	the Company has agreed to issue and sell to the Underwriters and the Underwriters have agreed to purchase from the Company an aggregate of 3,500,000 ADSs representing in aggregate 70,000,000 New Shares of the Company, at the Offer Price;

(ii)	the Company has granted to the Underwriters an option to purchase up to an additional 525,000 ADSs, representing in aggregate up to 10,500,000 New Shares, from the Company at the Offer Price, solely to cover over-allotments in the sale of the ADSs. Such over-allotment option may be exercised in whole or in part at any time on or before 12:00 noon, New York City time, on the business day before the Firm ADS Closing Date, and from time to time thereafter within 30 days from the date of the Underwriting Agreement; and

(iii)	the Offer Price has been fixed at US$13.00 (equivalent to approximately HK$100.91) per ADS.
Based on the estimated expenses of approximately US$700,000 (equivalent to approximately HK$5,433,820) for the ADR Offering and assuming the over-allotment option is exercised in full, the Company will raise approximately US$52,325,000 (equivalent to approximately HK$406,178,045) gross proceeds and US$49,008,750 (equivalent to approximately HK$380,435,323) net proceeds from the ADR Offering.
The Underwriting Agreement is conditional. If any of the conditions of the Underwriting Agreement (see sub-section headed “Conditions” below) are not satisfied or waived, or if the Underwriters terminate the Underwriting Agreement on or before the Firm ADS Closing Date (see sub-section headed “Termination of the Underwriting Agreement” below), the ADR Offering will not proceed.
Further announcement(s) will be made by the Company to update Shareholders and potential investors on any material developments in the ADR Offering. Shareholders and potential investors are recommended to exercise caution when dealing in the Shares.
Resumption of Trading
At the request of the Company, trading in the Shares has been suspended with effect from 9:30 a.m. on 23 April 2010 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange from 9:30 a.m. on 26 April 2010.

This announcement is made pursuant to Rule 13.09 of the Listing Rules. Save as otherwise defined, terms used in this announcement shall have the same meanings as those used in the announcement of the Company dated 15 April 2010.
Reference is made to the announcement of the Company dated 15 April 2010, and the Overseas Regulatory Announcements of the Company dated 23 April 2010 in respect of the ADR Offering. The Board is pleased to announce that on 23 April 2010, the Company entered into the Underwriting Agreement with the Underwriters.
UNDERWRITING AGREEMENT

Date:	23 April 2010

Parties:	the Company and Oppenheimer (as representative of the several Underwriters)

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, each of the Underwriters and their respective beneficial owners is a third party independent of the Company and its connected persons.

Number of ADSs underwritten:	The Underwriters have agreed to purchase from the Company an aggregate of 3,500,000 ADSs, representing in aggregate 70,000,000 New Shares of the Company, at the Offer Price.

Over-allotment option:	The Company has granted to the Underwriters an option to purchase up to an additional 525,000 ADSs, representing in aggregate up to 10,500,000 New Shares, from the Company at the Offer Price, solely to cover over-allotments in the sale of the ADSs. Such over-allotment option may be exercised in whole or in part at any time on or before 12:00 noon, New York City time, on the business day before the Firm ADS Closing Date, and from time to time thereafter within 30 days from the date of the Underwriting Agreement. Accordingly, the exercise period of the over-allotment option will expire on 23 May 2010.

Offer Price:	US$13.00 (equivalent to approximately HK$100.91) per ADS.

Fees and commission:	The Underwriters are entitled to an underwriting discount of 5% per ADS.

Lock-Up:	Certain of the Directors, namely Mr. Wong Wai Kay, Ricky; Mr. Cheung Chi Kin, Paul; Mr. Yeung Chu Kwong, William; and Mr. Lai Ni Quiaque

have entered into lock-up agreements with Oppenheimer, as representative of the Underwriters, providing that during the Lock-Up Period, he/she will not, without the prior written consent of Oppenheimer, on behalf of the Underwriters, directly or indirectly

(1)  (i) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any ADSs or Shares or any securities convertible into or exercisable or exchangeable for ADSs or Shares owned either of record or beneficially by him/her on the date of such agreement or thereafter acquired, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ADSs or Shares, whether any transaction described in (i) or (ii) above is to be settled by delivery of ADSs, Shares or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing.

(2) make any demand for or exercise any right with respect to, the registration of any ADSs, Shares or any security convertible into or exercisable or exchangeable for ADSs or Shares.

The foregoing shall not apply to (a) ADSs or Shares to be transferred as a gift or gifts (provided that any donee thereof agrees in writing to be bound by the same lock-up restrictions); (b) any sale of securities pursuant to the Prospectus; and (c) sales under any 10b-5 plan.
Conditions:
The Underwriters’ obligations to purchase the ADSs are subject to the satisfaction of each of the following conditions:
(1)	Oppenheimer having received the notification that the Registration Statement has become effective;

(2)	the Prospectus having been timely filed with the SEC in accordance with the terms of the Underwriting Agreement and any material required to be filed by the Company pursuant to Rule 433(d) under the Securities Act having been timely filed with the SEC in accordance with such rule;

(3)	there being no order preventing or suspending the use of any Preliminary Prospectus, the Prospectus or any “free writing prospectus” (as defined in Rule 405 under the Securities Act) in effect and no order suspending the effectiveness of the Registration Statement in effect, and no proceedings for such purpose pending before or threatened by the SEC, and any requests for additional information on the part of the SEC (to be included in the Registration Statement or the Prospectus or otherwise) having been complied with to the satisfaction of the SEC and Oppenheimer;

(4)	the representations and warranties of the Company contained in the Underwriting Agreement and in any closing certificate being true and correct when made and on and as of each Closing Date as if made on such date;

(5)	the Company having performed all covenants and agreements and satisfied all conditions in the Underwriting Agreement required to be performed or satisfied by it at or before the Closing Date;

(6)	Oppenheimer having received on each Closing Date a closing certificate of the Company;

(7)	Oppenheimer having received comfort letters issued by the auditor of the Company and in the form and substance reasonably satisfactory to Oppenheimer dated as of the signing date of the Underwriting Agreement and as of the Closing Date;

(8)	Oppenheimer having received the requisite legal opinions, each in the form agreed by the parties;

(9)	all proceedings taken in connection with the sale of the ADSs being in form and substance reasonably satisfactory to Oppenheimer;

(10)	Oppenheimer having received the lock-up agreements executed by certain Directors (see sub-section headed “Lock-up” above);

(11)	the ADSs having been approved for listing on the Nasdaq Global market, subject only to official notice of issuance;

(12)	the Company and the Depositary having executed and delivered any necessary amendment to the Deposit Agreement in form and substance satisfactory to Oppenheimer and the Deposit Agreement being in full force and effect;

(13)	Oppenheimer being reasonably satisfied that since the respective dates as of which information is given in any of the Relevant Documents,
(i)	there being no material change in the capital stock of the Company or any material change in the indebtedness (other than in the ordinary course of business) of the Company,

(ii)	except as disclosed or contemplated in the Relevant Documents, no material oral or written agreement or other transaction being made by the Company that is not in the ordinary course of business or that could reasonably be expected to result in a material reduction in the future earnings of the Company;

(iii)	no loss or damage to the property of the Company having been sustained that had or could reasonably be expected to have a material adverse effect on the assets, properties, condition,

financial or otherwise, or in the results of operations or business affairs or business prospects of the Group considered as a whole;

(iv)	no legal or governmental action, suit or proceeding affecting the Company or any of its properties that is material to the Company or the transactions contemplated under the Underwriting Agreement being instituted or threatened;

(v)	there being no material change in the assets, properties, condition (financial or otherwise), or in the results of operations, business affairs or business prospects of the Group that makes it impractical or inadvisable in Oppenheimer’s judgment to proceed with the purchase or offering of the ADSs;
(14)	FINRA having issued a “conditional no-objections” opinion with respect to the Base Prospectus and a “no objections” opinion with respect to the final Prospectus, on or before the Firm ADSs Closing Date;

(15)	FINRA having raised no objection with respect to the fairness and reasonableness of the underwriting terms and agreements in connection with the ADR Offering; and

(16)	the Company having furnished or caused to be furnished to Oppenheimer such further certificates or documents as Oppenheimer shall have reasonably requested.
Termination of the Underwriting Agreement
The Underwriting Agreement may be terminated with respect to ADSs to be purchased by the Underwriters on a Closing Date by Oppenheimer by notifying the Company at any time at or before a Closing Date in the absolute discretion of Oppenheimer if:
(1)	there has occurred any material adverse change in the securities markets or any event, act or occurrence that has materially disrupted, or in the opinion of Oppenheimer, will in the future materially disrupt, the securities markets or there shall be such material adverse change in general financial, political or economic conditions or the effect of international conditions on the financial markets in the United States is such as to make it, in the judgment of Oppenheimer, inadvisable or impracticable to market the ADSs or enforce contracts for the sale of the ADSs;

(2)	there has occurred any outbreak or material escalation of hostilities or other calamity or crisis the effect of which on the financial markets of Hong Kong or the United States is such as to make it, in the judgment of Oppenheimer, inadvisable or impracticable to market the ADSs or enforce contracts for the sale of the ADSs;

(3)	trading in the ADSs or any securities of the Company has been suspended or materially limited by the SEC or the Stock Exchange or trading generally on the Stock Exchange, the New York Stock Exchange, the NYSE Amex or the Nasdaq Global Market has been suspended or materially limited, or minimum or maximum ranges for prices for securities shall have been fixed, or maximum ranges for prices for securities have been required, by any of the said exchanges or by such system or by order of the SEC, FINRA, or any other governmental or regulatory authority;

(4)	a banking moratorium has been declared by any Hong Kong, state, or federal authority; or

(5)	in the judgment of Oppenheimer, there has been, since the time of execution of the Underwriting Agreement or since the respective dates as of which information is given in the Prospectus, any material adverse change in the assets, properties, condition, financial or otherwise, or in the results of operations, business affairs or business prospects of the Group as a whole, whether or not arising in the ordinary course of business.
The Underwriting Agreement is conditional. If any of the conditions of the Underwriting Agreement (see sub-section headed “Conditions” above) are not satisfied or waived by Oppenheimer, or if Oppenheimer terminates the Underwriting Agreement on or before the Firm ADS Closing Date (see sub-section headed “Termination of the Underwriting Agreement” above), the ADR Offering will not proceed. A further announcement will be made if such conditions are not satisfied or if the Underwriting Agreement is terminated by the Underwriter.
NEW SHARES TO BE ISSUED
Upon completion of the ADR Offering and assuming the over-allotment is exercised in full, up to 80,500,000 New Shares will be allotted and issued by the Company for the issuance of 4,025,000 ADS to be held by the Depositary under the Deposit Agreement. The New Shares represent (i) approximately 11.76% of the issued share capital of the Company as at 23 April 2010 and (ii) approximately 10.53% of the enlarged issued share capital of the Company, in each case, assuming the ADR Offering is fully subscribed and the over-allotment option is exercised in full.
All of the New Shares will be allotted and issued pursuant to the General Mandate and therefore no further Shareholders’ approval is required for the ADR Offering. All the New Shares will rank pari passu in all respects with the Shares then in issue on the date of issue of the New Shares. The issue of the New Shares is subject to the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the New Shares. Save as disclosed, the issue of the New Shares will not be subject to any condition. The Company has already applied to the Stock Exchange for the listing of, and permission to deal in, the New Shares on the Stock Exchange.
OFFER PRICE
The ADSs will be issued at the Offer Price of US$13.00 (equivalent to HK$100.91):
(1)	a discount of approximately 8.18% to the closing price of HK$5.50 per Share quoted on the Stock Exchange on 22 April 2010, the day before the signing of the Underwriting Agreement;

(2)	a discount of approximately 9.82% to the average closing price of HK$5.60 per Share quoted on the Stock Exchange for the 5 trading days ending on 22 April 2010, the day before signing of the Underwriting Agreement;

(3)	a premium of approximately 172.97% over net asset value per Share of approximately HK$1.85 as at 31 August 2009 as shown in the audited consolidated balance sheet of the Group for the financial year ended 31 August 2009.
Based on the estimated expenses of approximately US$700,000 (equivalent to approximately HK$5,433,820) for the ADR Offering, assuming the over-allotment option is exercised in full, the Company will raise approximately US$52,325,000 (equivalent to approximately HK$406,178,045) gross proceeds and US$49,008,750 (equivalent to approximately HK$380,435,323) net proceeds from the ADR Offering. On this basis, the net issue price per New Share is approximately HK$4.73. The Offer Price was determined after arm’s length negotiations between Oppenheimer, for itself and on behalf of the other Underwriters, and the Company with reference to, among other factors, the performance, the future development and prospects of the Group and the demand from institutional and selected investors during the book building process. The Directors consider that the terms of the Underwriting Agreement and the Offer Price are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.
USE OF PROCEEDS
The Company intends to use a portion of the net proceeds of the ADR Offering to launch a new domestic free television programme service in Hong Kong, and the remainder of the proceeds will be used for general corporate purposes. If the Company is not awarded a Hong Kong domestic free television programme service license, all of the net proceeds will be used for general corporate purposes. The Company also plans to fully repay the HK$40 million outstanding under one of its banking facilities on or about the completion of the Offering using a portion of its available cash. Credit lines in the aggregate of HK$190 million are available under this banking facility, and any amount outstanding bears interest at a floating rate, is repayable in full and may be rolled over on a monthly basis until the facility expires in July 2011. The amount previously drawn down from this banking facility was used for general corporate purposes.
LISTING
The ADSs will be listed on the Nasdaq Global Market.
An application has been made by the Company to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the New Shares on the Stock Exchange. No application will be made by the Company for the listing of the ADSs on the Stock Exchange.
REASONS FOR AND BENEFITS OF THE ADR OFFERING
The Directors believe that the ADR Offering is the most appropriate method of raising extra funds for the Group’s future business development taking into account the Group’s current working capital requirements, the prevailing market conditions and the cost involved in the ADR Offering.
The Directors also believe that the issue of the ADSs provides an attractive investment alternative for international investors, particularly potential investors in the United States, to invest in the Company, which will broaden and diversify the shareholder base of the Company. The Directors consider that the ADR Offering is in the best interests of the Shareholders as a whole.
SHAREHOLDING STRUCTURE
The following table sets out the shareholding structure of the Company as at 23 April 2010 and immediately upon completion of the ADR Offering, assuming the ADR Offering is fully subscribed and that there are no other changes in the Company’s share capital prior to the completion of the ADR Offering:

			Immediately after the ADR		Immediately after the ADR
	As at the date of		Offering if the over-allotment		Offering if the over-allotment
	this announcement		option is not exercised		option is exercised in full
Shareholders	No. of Shares	Approximately %	No. of Shares	Approximately %	No. of Shares	Approximately %

Mr. Wong Wai Kay, Ricky (Note 1)	346,959,573	50.69	346,959,573	45.98	346,959,573	45.35
Mr. Cheung Chi Kin, Paul (Note 2)	42,286,159	6.18	42,286,159	5.60	42,286,159	5.53
Mr. Yeung Chu Kwong, William	2,306,000	0.33	2,306,000	0.31	2,306,000	0.30
Mr. Lai Ni Quiaque (Note 3)	10,392,506	1.52	10,392,506	1.38	10,392,506	1.36
Public (Note 4)	282,553,106	41.28	352,553,106	46.73	363,053,106	47.46

					`
Total	684,497,344	100	754,497,344	100	764,997,344	100

Notes:

(1)	339,814,284 Shares are held by Top Group International Limited which is 42.12% owned by Mr. Wong Wai Kay, Ricky.

(2)	24,924,339 Shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul.

(3)	10,392,506 Shares are jointly owned by Mr. Lai Ni Quiaque and his spouse.

(4)	Including Shares represented by ADS, which are held by a custodian on behalf of the Depositary.
As of the date of this announcement, save for the 44,649,857 options granted under the share option scheme adopted by the Company on 23 December 2002, the Company has no outstanding convertible securities or options which are convertible into Shares.
GENERAL MANDATE
The New Shares will be issued under the General Mandate to allot, issue and deal with Shares granted to the Directors by resolution of the Shareholders passed at the annual general meeting held on 18 December 2009 subject to the limit up to 20% of the then issued share capital of the Company as at 18 December 2009. Under the General Mandate, the Company is authorized to issue up to 135,918,809 Shares. Up to the date of this announcement, no Share has been issued under the General Mandate.
FUND RAISING IN THE PAST 12 MONTHS
The Company had not conducted any other fund raising activities in the past twelve months immediately prior to the date of this announcement.
GENERAL
Further announcement(s) will be made by the Company to update Shareholders and potential investors on any material developments in the ADR Offering. Shareholders and potential investors are recommended to exercise caution when dealing in the Shares.
RESUMPTION OF TRADING
At the request of the Company, trading in the Shares has been suspended with effect from 9:30 a.m. on 23 April 2010 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on 26 April 2010.
DEFINITIONS
In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings when used herein:

“ADR(s)”	the American depositary receipts that evidence the ADSs

“ADR Offering”	the proposed issue of up to 4,025,000 ADSs (including the over-allotment option for 525,000 ADSs) representing up to 80,500,000 New Shares

“ADS(s)”	the American depositary share(s), each of which represents 20 Shares, to be issued by the Company in the United States pursuant to the ADR Offering

“Base Prospectus”	prospectus dated 8 April 2010 forming a part of the Registration Statement filed by the Company in conformity with the requirements of the Securities Act, and the published rules and regulations thereunder

“Board”	the board of Directors

“Closing Dates”	collectively the Firm ADS Closing Date and the Option ADS Closing Date and each a “Closing Date”

“Company”	City Telecom (H.K.) Limited, a company incorporated in Hong Kong with limited liability, the securities of which are listed on the Stock Exchange

“connected persons”	shall have the meaning ascribed to it under the Listing Rules

“Depositary”	The Bank of New York Mellon

“Deposit Agreement”	the deposit agreement dated 2 November 1999 among the Company, the Depositary and the ADR holders, which sets out the ADR holder rights as well as the rights and obligations of the Depositary

“Director(s)”	director(s) of the Company

“FINRA”	the Financial Industry Regulatory Authority of the United States

“Firm ADS Closing Date”	10:00 a.m., New York City time, on the third business day following the date of the Underwriting Agreement or at such time on such other date, not later than ten (10) business days after the date of the Underwriting Agreement, as shall be agreed upon by the Company and Oppenheimer

“General Disclosure Package”	Prospectus and the Statutory Prospectus

“General Mandate”	the general mandate granted to the Directors by the Shareholders at the annual general meeting held on 18 December 2009, among other things, to allot, issue and deal with up to 20% of the then issued share capital of the Company as at the date of the annual general meeting

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Lock-Up Period”	a period ending 90 days after 23 April 2010

“New Shares”	new Shares proposed to be issued as underlying securities for the ADSs to be issued for purposes of the ADR Offering

“Offer Price”	the price per ADS to be agreed upon by the Company and the Underwriters

“Oppenheimer”	Oppenheimer & Co. Inc.

“Option ADS Closing Date”	such time and on date of delivery of the ADSs to be purchased under the over-allotment option as Oppenheimer may specify in the notice to the Company exercising the over-allotment option

“Preliminary Prospectus”	the Base Prospectus, any preliminary prospectus supplement used or filed with the SEC pursuant to Rule 424 under the Securities Act, in the form provided to the Underwriters by the Company for use in connection with the ADR Offering

“Prospectus”	the Base Prospectus, any Preliminary Prospectus and any amendments or further supplements to such prospectus, and including, without limitation, the final prospectus supplement, filed pursuant to and within the limits described in Rule 424(b) with the SEC in connection with the ADR Offering contemplated by the Underwriting Agreement through the date of such prospectus supplement.

“Registration Statement”	the registration statement on Form F-3 (No. 333-164786) filed by the Company, including all exhibits, financial schedules and all documents and information deemed to be part thereof through incorporation by reference or otherwise, as amended from time to time, including the information (if any) contained in the form of final prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act and deemed to be part thereof at the time of effectiveness pursuant to Rule 430A under the Securities Act

“Relevant Documents”	collectively the Registration Statement, the Statutory Prospectus, the General Disclosure Package and the Prospectus

“Securities Act”	The Securities Act of 1933, as amended

“SEC”	The Securities and Exchange Commission of the United States

“Share(s)”	ordinary share(s) of HK$0.10 each in the capital of the Company

“Shareholder(s)”	holder(s) of the Share(s)

“Statutory Prospectus”	the Preliminary Prospectus relating to the ADSs that is included in the Registration Statement immediately prior to 7:55 am (US Eastern time) on the date of the Underwriting Agreement, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Underwriters”	Oppenheimer and Roth Capital Partners, LLC, the underwriters of the ADR Offering

“Underwriting Agreement”	the underwriting agreement dated 23 April 2010 between Oppenheimer, as representative of the several Underwriters, and the Company in relation to the ADR Offering

“US$”	US dollars, the lawful currency of United States of America

“%”	per-cent
For illustrative purposes in this announcement, US$1 = HK$7.7626.
By Order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and
Company Secretary
Hong Kong, 26 April 2010
As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.
The English text of this announcement shall prevail over its Chinese text.